Exhibit 99.1


                             [PUBLICIS GROUPE LOGO]


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                                  PRESS RELEASE
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                    PUBLICIS GROUPE EXTENDS NEW BUSINESS LEAD

PARIS, JUNE 20, 2005-Publicis Groupe has extended its lead at the top of the New Business scorecard, in research reports published simultaneously by Lehman Brothers and Bear Stearns. Not only has Publicis Groupe won net New Business in May of $700 million, according to Lehman, but it has further extended its year-to-year lead over rivals Omnicom, Interpublic and WPP. New Business wins are generally an indication of increased future organic growth.

Publicis Groupe's reinforced Number One position in New Business underscores the strong dynamism of Publicis Groupe and of all the teams of its different networks halfway through 2005. It also shows that the Publicis Groupe offer across the complete scope of different communication activities is paying off. This recognition on the part of Lehman and Bear Stearns, coming on the heels of the final quarter of 2004, when Publicis Groupe also ranked in first place, confirms the powerful momentum of the Groupe.

"THE AMOUNT OF NEW BUSINESS WINS PUBLICIS GROUPE IS BRINGING HOME - PARTICULARLY IN THE MEDIA SPACE - ARE A SURE SIGN THAT WE ARE NOT LETTING DOWN OUR GUARD, BUT RATHER COMING TO CLIENTS WITH THE MOST COMPELLING OFFER OUT THERE," says Maurice Levy, Chairman and CEO of Publicis Groupe. "THAT IS WHY WE ARE WINNING."

BEAR STEARNS NEW BUSINESS RANKING - JUNE 09, 2005

     SUMMARY STATISTICS BY HOLDING COMPANY, APRIL & MAY AND YTD 2005 TOTALS
                                ($ IN MILLIONS).

---------------------------------------------------------------------------------------------------
                                      APRIL & MAY 2005
              ---------------------------------------------------------------           YTD
                      WINS                 LOSSES                 NET                   NET
---------------------------------------------------------------------------------------------------
HOLDING CO.   REPORTED   ADJUSTED   REPORTED   ADJUSTED   REPORTED   ADJUSTED   REPORTED   ADJUSTED
---------------------------------------------------------------------------------------------------
Publicis        $3,476       $994     ($533)     ($141)     $2,943       $853     $3,846    $1,472
---------------------------------------------------------------------------------------------------
Omnicom            402        178      (119)       (78)        283        100      1,011       598
WPP Group          248        176       (73)       (37)        175        139      1,398       363
Havas              250        250       (35)       (35)        215        215       (222)       (0)
Interpublic        112        101    (3,085)      (852)     (2,973)      (751)    (2,606)     (439)
---------------------------------------------------------------------------------------------------
TOTAL           $4,488     $1,700   ($3,846)   ($1,143)       $643       $556     $3,427    $1,993
---------------------------------------------------------------------------------------------------

NOTES: Adjusted billings reflect normalized media billings (at 25% of reported amount) to more closely correlate with anticipated revenue streams. Source:
Reported billings by Company. ADAGE, ADAGE GLOBAL, ADWEEK, BRAND REPUBLIC, THE NEW YORK TIMES, RECMA, AND THE WALL STREET JOURNAL.

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

LEHMAN MEDIA: AD AGENCIES - NEW BUSINESS SCORECARD - MAY 2005
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Figure 6:  New Business Scorecard for May
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                            MAY-05                            MAY-05
                       ADJ. BILLINGS ($M)              IMPLIED % OF 04 REVENUE
                   WINS     LOSSES     NET WINS     WINS     LOSSES     NET WINS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Publicis            733         63          669     1.5%       0.1%         1.3%
--------------------------------------------------------------------------------
WPP inc Grey        214         78          137     0.2%       0.1%         0.1%
Omnicom             128         31           97     0.1%       0.0%         0.1%
Havas                35         29            6     0.2%       0.1%         0.0%
Aegis                 -          -            -     0.0%       0.0%         0.0%
Dentsu                -          -            -
Interpublic          41        680         (639)    0.1%       1.1%        -1.0%
Other               247        520         (273)
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TOTAL             1,398      1,400           (2)
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SOURCE:  VARIOUS MEDIA, LEHMAN BROTHERS RESEARCH
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Figure 7:  New Business Scorecard for 2005 YTD
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                       YEAR TO DATE 2005                      MAY-05
                       ADJ. BILLINGS ($M)              IMPLIED % OF 04 REVENUE
                   WINS     LOSSES     NET WINS     WINS     LOSSES     NET WINS
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--------------------------------------------------------------------------------
Publicis          1,564        176        1,388     3.1%       0.4%         2.8%
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Omnicom           1,193        476          716     1.2%       0.5%         0.7%
WPP inc Grey*       913        445          468     1.1%       0.5%         0.6%
Havas               684        481          203     1.1%       0.8%         0.3%
Aegis                95         97           (2)    1.0%       1.0%         0.0%
Dentsu                1          1            -
Interpublic         872      1,433         (561)    1.4%       2.3%        -0.9%
Other             1,595      3,877       (2,282)
--------------------------------------------------------------------------------
TOTAL             6,917      6,987          (70)
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SOURCE:  VARIOUS MEDIA, LEHMAN BROTHERS RESEARCH
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         ---------------------------------------------------------------
                                    CONTACTS:
           Eve Magnant, Corporate Communications: + 33 (0)1 4443 7025
             Pierre Benaich, Investor Relations: + 33 (0)1 4443 6500
         ---------------------------------------------------------------

PUBLICIS GROUPE  (Euronext  Paris:  FR0000130577 and member of the CAC40 Index -
NYSE: PUB) is the world's fourth largest communications group, as well as world's second largest media counsel and buying group. Its activities span 104 countries on 5 continents.

Groupe's communication activities cover advertising, through three autonomous global advertising networks: Leo Burnett Worldwide, Publicis Worldwide, Saatchi & Saatchi Worldwide, as well as through its two multi-hub networks Fallon Worldwide and Bartle Bogle Hegarty, 49%-owned; media consultancy and buying through two worldwide networks ZenithOptimedia and Starcom MediaVest Group; and marketing services and specialized communications including direct marketing, public relations, corporate and financial communications, multicultural and healthcare communications.

WEB SITES: WWW.PUBLICIS.COM AND WWW.FINANCE.PUBLICIS.COM


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